Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended
(U.S. dollars in thousands, except ratios)	2018	2017
Earnings:
Pre-tax income (loss) from continuing operations	$433,285	$440,598
Fixed charges and preference dividends	144,374	178,353
Distributed income of equity investees	111,898	88,305
Subtotal	$689,557	$707,256
Less: Non-controlling interests	(6,552)	5,459
Less: Preference share dividends	32,941	63,970
Total earnings (loss)	$663,168	$637,827

Fixed charges:
Interest costs	$89,415	$83,672
Accretion of deposit liabilities	12,816	21,057
Rental expense at 30% (1)	9,202	9,654
Total fixed charges	$111,433	$114,383
Preference share dividends	32,941	63,970
Total fixed charges and preference dividends	$144,374	$178,353

Ratio of earnings to fixed charges	6.0	5.6

Ratio of earnings to combined fixed charges and preference dividends	4.6	3.6

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.